SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn
                                 Barberry Corp.
                         High River Limited Partnership
                                  Riverdale LLC
                                      and
                                Icahn & Co., Inc.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.
                                 General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable      Amount of Filing Fee:  Not applicable

         / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable            Date Filed: Not applicable

         /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         On March 30, 2000, Carl C. Icahn sent the following letter to the Board of Directors of Nabisco Group Holdings Corp.

March 30, 2000

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
Nabisco Group Holdings Corp.
7 Campus Drive
Parsippany, NJ  07054-0311

Ladies and Gentlemen:


As the largest non-institutional stockholder of Nabisco Group Holdings (NGH), with over 31 million shares, I want our company to enhance- not destroy - value for investors.

Last year, the company's board and management claimed to act in the interests of stockholders by spinning off the tobacco business of RJR Nabisco. As you know, I fought long and hard to spin off the food company and not tobacco. I think that you will now agree that this would have achieved a far superior result for stockholders. Soon after the tobacco business spin-off, the price of NGH began a long, steep decline - falling by approximately 54% from June 15, 1999 through March 29, 2000. Astoundingly, however, as reported by Bloomberg on March 15, 2000, CEO Steven Goldstone received more than $29 million in cash, securities and benefits last year.

In yet another expression of contempt for stockholders, this month - right after I named my slate of directors to be voted on at the forthcoming annual meeting of stockholders - NGH adopted a "poison pill" in the form of a preferred-stock purchase plan. That poison pill is triggered if an investor acquires 10% of the company's shares. The board adopted this anti-stockholder device immediately after I raised my ownership to 8.9%.

On behalf of all stockholders, I am fully prepared to address this record of anti-shareholder conduct. Besides submitting a slate of nominees for election as directors, I am prepared to commence a tender offer for 100 million shares of
NGH common stock at $13.00 per share in cash. That is a 48% premium over NGH's closing price on March 10, the day I notified NGH of my board nominees. The tender offer will not be subject to financing and will not even contain a condition providing for an out in the event of a material adverse change regarding NGH. If successful in the tender offer, I will own approximately 40% of the shares outstanding, and my slate of proposed directors should be elected. Then, the first order of business for the new directors will be to consider the sale of NGH at a favorable price.

My offer will be subject to the following reasonable conditions. Specifically, I ask that the board of directors (a) eliminate the poison pill and not institute another poison pill device, (b) approve my purchase of shares in the tender offer so that Section 203 of the Delaware General Corporation Law would not limit me when I own more than 15% of the outstanding shares, and (c) change the 2000 annual meeting so that I am able to vote the shares I purchase in the tender offer at that annual meeting. I am prepared to commence the tender offer on Tuesday, April 4, 2000 if you inform us by that date that you will meet the above conditions. If you need more time to decide, please inform us of how much more time you will need. A draft copy of the offer to purchase will be sent to you tomorrow.


My aim is to avoid an unnecessary and debilitating proxy contest for control of NGH in a manner that will (a) provide those stockholders who desire to sell their shares an opportunity to do so above the recent market price and (b) generate an opportunity to sell NGH promptly. My willingness to make this tender offer, without question, proves that I firmly believe that NGH, if offered for sale now, can command a very attractive price.

Bear in mind that the clock is ticking on tobacco litigation. In the widely publicized Engle case in Florida, there is a real possibility that any jury award of punitive damages could result in an appeal bond that is prohibitively expensive. Obviously, the litigation and other liability issues relating to tobacco matters could have a very adverse effect on tobacco-related companies and their securities.

Since the number of NGH shares now owned by NGH board members is relatively small, the current board is well insulated from the pain of any further price decline for the company's securities. Other stockholders are not so lucky. They have been hurt badly by a declining share price in the past, and further impairment of the company's asset value - because of real or perceived issues concerning tobacco - will only add to their woes. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a significant premium for their shares right now as well as select a Board of Directors that will immediately consider the sale of NGH. By denying them this choice, you will be forcing stockholders not only to take the risks mentioned above but also to take the risk that there will be no buyer when and if the current Board determines to sell.


I hope that you, as fiduciaries, will recognize that my offer is very much in the best interest of stockholders and that you will accept it accordingly.

Very truly yours,




/s/ Carl C. Icahn
Carl C. Icahn

WE HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, WE WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE
(I) THE TENDER OFFER STATEMENT AND

OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

WE HAVE NOT YET FILED A PROXY STATEMENT. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO OUR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NABISCO GROUP HOLDINGS FOR USE AT ITS 2000 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF NABISCO GROUP HOLDINGS AND WILL BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY CARL C. ICAHN AND OTHERS WITH RESPECT TO NABISCO GROUP HOLDINGS. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE.

         On March 30, 2000, Carl C. Icahn issued the following press release with respect to Mr. Icahn's letter to the Board of Directors of Nabisco Group Holdings Corp.

                      Icahn Prepared To Make Tender Offer

                For 100 Million Shares of Nabisco Group Holdings

                            At $13.00 a Share in Cash

        Offering Price Is 48% Premium Over Stock's March 10 Closing Price

              `First Order of Business' for His Slate of Directors

                      Would Be To Consider Sale of Company

                   Attacks NGH's `Contempt for Stockholders,'

       Citing Steep Stock Decline, CEO Compensation and New `Poison Pill'

New York, NY, March 30, 2000 - Investor Carl Icahn today, by letter, informed the board of directors of Nabisco Group Holdings Corp. (NYSE: NGH) that he is prepared to initiate a tender offer on Tuesday April 4, 2000, for 100 million shares of NGH common stock at $13.00 a share in cash. Mr. Icahn stated, "The tender offer will not be subject to financing and will not even contain a condition providing for an out in the event of a material adverse change regarding NGH." The letter stated the offer would commence if the board informed Mr. Icahn by April 4, 2000, that it would meet the following three "reasonable conditions" (a) eliminate the newly-adopted poison pill and not institute another one, (b) approve his purchase of shares in the tender offer so that
Section 203 of the Delaware General Corporation Law would not limit him when he owns more than 15% of NGH's outstanding shares, and (c) change the date of the 2000 annual meeting so that he would be able to vote the shares he purchases in the tender offer at that annual meeting. Mr. Icahn asked the board to inform him if it needed more time to decide whether to meet the conditions.

Mr. Icahn noted that $13.00 a share represents a 48% premium over the company's closing share price on March 10, the day that Mr. Icahn announced his slate of board nominees to be voted on at the company's annual meeting of shareholders.

Aim of Tender Offer

Mr. Icahn, the owner of over 31 million shares, is now the company's largest non-institutional stockholder. If he were successful in his tender offer, he would own approximately 40% of NGH's outstanding shares - an ownership stake that would facilitate the election of his nominees as NGH directors. Once elected, Mr. Icahn stated, "the first order of business for the new directors will be to consider the sale of NGH at a favorable price." Mr. Icahn's letter stated that his aim in making the tender was (a) to avoid a debilitating proxy contest for control of NGH, (b) to provide those stockholders who desire to sell their shares an opportunity to do so at a substantial premium above the recent market price and (c) to generate an opportunity to sell NGH promptly. The letter added, "My willingness to make this tender offer, without question, proves that I firmly believe that NGH, if offered for sale now, can command a very attractive price."

Anti-shareholder conduct of NGH Board and Managment

Mr. Icahn indicated that his aim is "to enhance, not destroy, value for investors" and that he seeks to address the "record of anti-shareholder conduct" of the NGH board and management. "Last year," Mr. Icahn wrote, "the company's board and management claimed to act in the interests of stockholders by spinning off the tobacco business of RJR Nabisco. As you know, I fought long and hard to spin off the food company and not tobacco. I think that you will now agree that this would have achieved a far superior result for stockholders. Soon after the tobacco business spin-off, the price of NGH began a long, steep decline - falling by approximately 54% from June 15, 1999, through March 29, 2000. Astoundingly, however, as reported by Bloomberg on March 15, 2000, CEO Steven Goldstone received more than $29 million in cash, securities and benefits last year."

"In yet another expression of contempt for stockholders, this month - right after I named my slate of directors to be voted on at the forthcoming annual meeting of stockholders - NGH adopted a `poison pill' in the form of a preferred-stock purchase plan. That poison pill is triggered if an investor acquires 10% of the company's shares. The board adopted this anti-stockholder device immediately after I raised my ownership to 8.9%."

Urging the directors to heed their fiduciary responsibilities, Mr. Icahn stated:
"The NGH board should not deprive stockholders of the opportunity to choose for themselves what they want to do with their shares."

 `The clock is ticking on tobacco litigation'

The letter stated that the clock is ticking on tobacco litigation. In the widely publicized Engle case in Florida, there is a real possibility that a jury award of punitive damages could result in an appeal bond that is prohibitively expensive. Obviously, the litigation and other liability issues relating to tobacco matters could have a very adverse effect on tobacco-related companies, their securities and their appeal to potential buyers in the future. The letter stressed that now, not later, is the time to sell NGH.

Board is `well insulated' ... other stockholders `not so lucky'

"Since the number of NGH shares now owned by NGH board members is relatively small, the current board is well insulated from the pain of any further price decline for the company's securities. Other stockholders are not so lucky. They have been hurt badly by a declining share price in the past, and further impairment of the company's asset value - because of real or perceived issues concerning tobacco - will only add to their woes. I call upon you to let stockholders decide for themselves whether they wish to take advantage of a large premium for their shares right now as well as select a board of directors that will immediately consider the sale of NGH. By denying them this choice you will be forcing stockholders not only to take the risks mentioned above but also to take the risk that there will be no buyer when and if the current board determines to sell."

--------------------------------------------------------------------------------
   Mr. Icahn and his affiliates have not yet commenced the tender offer referred to in this statement. Upon the commencement of any tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.


   Mr. Icahn and his affiliates have not yet filed a proxy statement. Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by Mr. Icahn and his affiliates from the stockholders of Nabisco Group Holdings for use at its 2000 annual meeting when they become available because it will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to stockholders of Nabisco Group Holdings and will be available at no charge on the Securities and Exchange Commission's website at http://www.sec.gov. Information relating to the participants in the proxy solicitation is contained in the Schedule 13D filed by Mr. Icahn and his affiliates with respect to Nabisco Group Holdings. That Schedule 13D is currently available at no charge on the Securities and Exchange Commission's website.

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                                     # # # #


Contact:  Susan Gordon: (212) 702-4309 or Karen Kavanagh: (212) 702-4310